

June 23, 2020

Steven R. Berrard
Chief Financial Officer
RumbleON, Inc.
901 W Walnut Hill Lane
Irving TX 75038

  Re: RumbleON, Inc.
    Registration Statement on Form S-1
    Filed June 19, 2020
    File No. 333-239285

Dear Mr. Berrard:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Michael Francis